FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June, 2007
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2007 First Quarter Financial Results	3

Signatures		9

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2007 First Quarter Financial Results
FOR IMMEDIATE RELEASE
CLAXSON REPORTS 2007 FIRST FINANCIAL RESULTS
Company continues to work through regulatory approvals for the sale transactions
     Buenos Aires, June 19, 2007 — Claxson Interactive Group Inc. (XSONF.PK; “Claxson” or the “Company”), today announced financial results for the three-month period ended March 31, 2007. As previously announced, in December 2006 the Company executed agreements for the sale of the majority of its Pay TV division and Broadcast Radio divisions with Turner and Prisa, respectively, and in accordance with applicable accounting principles, the assets, liabilities and operations of these two operations are reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company.
     Also as previously announced, management has made a proposal to take the Company private at a price of $10.50 per share. Claxson’s board of directors has formed a special committee to evaluate and negotiate this proposal and other strategic alternatives.
Financial Highlights
First Quarter 2007
     The following is a discussion of the results of the continuing operations. Net revenue for the first quarter of 2007 was $6.5 million, a 12% increase from net revenue of $5.8 million for the first quarter of 2006. Operating expenses for the three months ended March 31, 2007 were $8.1 million, a 16% increase from the $7.0 million for the first quarter of 2006. Operating loss was $1.6 million for the three-month period ended March 31, 2007 compared to $1.2 million for the three-month period ended March 31, 2006. Foreign currency exchange loss for the three-month period ended March 31, 2007 was $0.3 million compared to a foreign exchange gain of $0.1 million for the three-month period ended March 31, 2006. Net loss from continuing operations for the three months ended March 31, 2007 was $1.6 million ($0.07 per common and diluted share), compared to a net loss of $1.3 million ($0.07 per common and $0.06 per diluted share) for the same period in 2006. Net income for the three months ended March 31, 2007 was $3.5 million ($0.16 per common and diluted share), compared to $3.1 million ($0.15 per common and $0.14 per diluted share) for the same period in 2006.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended March 31,
2007
Pay TV	$6,106	$(6,511)	$(127)	$(6,638)	$(532)
Broadband & Internet	272	(453)	(21)	(474)	(202)
Corporate	72	(963)	—	(963)	(891)

Total	$6,450	$(7,927)	$(148)	$(8,075)	$(1,625)

2006
Pay TV	$5,697	$(5,839)	$(132)	$(5,971)	$(274)
Broadband & Internet	11	(21)	—	(21)	(10)
Corporate	72	(971)	—	(971)	(899)

Total	$5,780	$(6,831)	$(132)	$(6,963)	$(1,183)
     “As we go through the regulatory approval processes for the Pay TV and Radio transactions we continue to successfully operate the discontinued businesses and prepare for the transition” said Roberto Vivo, Chairman and CEO. “Although we do not have control of these processes, we are optimistic that we will be able to close within the anticipated timeframes.”
     The financial results of operations of Pay TV only include the Playboy TV Latin America joint venture as well as the operation of our technical facility in Miami which are not part of the discontinued operations.
PAY TV
     Net revenue for the first quarter of 2007 was $6.1 million, a 7% increase from net revenue of $5.7 million for the first quarter of 2006. The increase in net revenue is principally attributable to the development of the Mobile business for our Pay TV content.
     Operating expense (before depreciation and amortization) for the first quarter of 2007 was $6.5 million compared to $5.8 million for the same period in 2006. The increase is principally attributable to higher programming expenditures as a result of increased production for both television and Mobile content, and to a lesser extent to charges for uncollectible accounts receivable.
     Operating loss for the first quarter of 2007 was $0.5 million compared to operating loss of $0.3 million for the same period in 2006.
BROADBAND & INTERNET
     As part of a plan to grow the Broadband & Internet business, in April 2006 the Company separated the assets of this unit into a newly formed subsidiary and as a result the operations for the periods 2006 and 2007 are not comparable. Net revenue for the first quarter of 2007 was $0.3 million driven by the launch of services to new clients, and operating expenses (before depreciation and amortization) for the first quarter of 2007 were $0.4 million. Operating loss for the first quarter of 2007 was $0.2 million.

Liquidity
     As of March 31, 2007, Claxson had cash and cash equivalents of $10.7 million (excluding $10.4 million in cash at companies subject to the sale transactions) and financial debt of $40.0 million including principal and accrued but unpaid interest. In addition, future interest payments on the Company’s 8.75% Senior Notes due in 2010, totaling $7.0 million as of March 31, 2007, are recorded as debt.
     For the three-month period ended March 31, 2007, Claxson’s operating activities (including the discontinued operations) generated cash flows of $3.8 million compared to $3.1 million for the same period of 2006. The difference is primarily due to improved operating results. Cash generated from operating activities was primarily used for the payment of debt obligations and for capital expenditures.
Other Items
     The audit of the Company’s annual financial statements for fiscal year 2006 has not been finalized and as a result the information presented in this press release related to the year 2006 is subject to change and should not be considered final until the annual report in form 20-F is filed with the Securities and Exchange Commission. In addition, the Company is analyzing the impact of the adoption of new accounting pronouncement FASB Interpretation No. 48 (FIN 48), ‘Accounting for Uncertainty in Income Taxes’, applicable to the 2007 fiscal year. Consequently, no effect has been recorded in our first quarter financial results.
About Claxson
     Claxson (XSONF.PK) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
     This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on September 27, 2006.
# # #
Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700
— Financial Tables Attached —

CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	March 31,	December 31,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,683	$14,183
Accounts receivable, net	7,764	7,120
Other current assets	1,239	1,290
Assets held for sale	123,203	125,110

Total current assets	142,889	147,703
PROPERTY AND EQUIPMENT, net	2,311	2,211
PROGRAMMING RIGHTS, net	1,567	1,237
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	5,281	4,662
GOODWILL	23,169	23,168
OTHER ASSETS	1,595	1,324

TOTAL ASSETS	$176,812	$180,305

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$10,853	$11,131
Liabilities related to assets held for sale	65,102	69,482
Current portion of programming rights obligations	1,488	1,568
Current portion of long-term debt	9,369	9,640

Total current liabilities	86,812	91,821
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	37,605	39,052
Other long-term liabilities	574	574

Total long-term liabilities	38,179	39,626
MINORITY INTEREST	183	316
SHAREHOLDERS’ EQUITY	51,638	48,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$176,812	$180,305

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	As of
	March 31,
	2007	2006
NET REVENUES:
Subscriber-based fees	$4,763	$4,563
Advertising	47	45
Production services	545	629
Other	1,095	543

Total net revenues	6,450	5,780

OPERATING EXPENSES:
Product, content and technology	(3,890)	(3,129)
Marketing and sales	(2,360)	(2,023)
Corporate and administration	(1,677)	(1,679)
Depreciation and amortization	(148)	(132)

Total operating expenses	(8,075)	(6,963)

OPERATING LOSS	(1,625)	(1,183)
INTEREST EXPENSE	(2)	(71)
OTHER INCOME, NET	203	282
FOREIGN CURRENCY EXCHANGE (LOSS) GAIN	(294)	134
NET INCOME/(LOSS) FROM UNCONSOLIDATED AFFILIATES	15	(451)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	(1,703)	(1,289)
INCOME TAXES	20	(33)
MINORITY INTEREST	131	(21)

NET LOSS FROM CONTINUING OPERATIONS	(1,552)	(1,343)
DISCONTINUED OPERATIONS
Gain from operations of discontinued divisions — net	5,096	4,415

GAIN ON DISCONTINUED OPERATIONS	5,096	4,415

NET INCOME	$3,544	$3,072

NET INCOME PER COMMON SHARE:
Loss from continuing operations
Basic	$(0.07)	$(0.07)

Diluted	$(0.07)	$(0.06)

Gain on discontinued operations
Basic	$0.23	$0.22

Diluted	$0.23	$0.20

NET INCOME PER SHARE:
Basic	$0.16	$0.15

Diluted	$0.16	$0.14

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	21,663	20,486

Diluted	22,128	21,893

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,544	$3,072
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	888	751
Share-based compensation	18	92
Depreciation and amortization	859	892
Accrued unpaid interest	21	204
Exchange rate loss	682	341
Net loss on disposal of assets	122	24
Equity in (earnings) losses from unconsolidated affiliates and related transactions	(15)	451
Dividends from unconsolidated affiliates	—	(310)
Minority interest	(131)	21
Changes in operating assets and liabilties	(2,232)	(2,501)

Net cash provided by operating activities	3,756	3,037

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(756)	(444)
Proceeds from sale of investments in subsidiaries and affiliates, net	—	(4)

Net cash used in by investing activities	(756)	(448)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(1,828)	(1,954)
Proceeds from excercised stock options	20	—

Net cash used in financing activities	(1,808)	(1,954)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(25)	(59)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,167	576
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,892	25,126

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,059	$25,702

Cash arising from cash flows include cash in the amount of $10,376 of PayTV and Broadcast bussineses to be discontinued, which has been disclosed within Assets held for sale on the Balance Sheets as of March 31, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)
Date: June 21, 2007	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer